Points International to Present at the 9th Annual Gateway

Conference on September 9, 2020

TORONTO, September 2, 2020 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, has been invited to present at the 9th Annual Gateway Conference, which is being held virtually on September 9-10, 2020.

Points management is scheduled to present on Wednesday, September 9th at 1:30 p.m. Pacific time, with one-on-one meetings to be held throughout the conference. The presentation will be webcast live and available for replay here.

To receive additional information, request an invitation or to schedule a one-on-one meeting, please email conference@gatewayir.com.

About the Gateway Conference

The 9th Annual Gateway Conference is an invite-only conference presented by Gateway Investor Relations, a full-service financial communications firm. The conference was created to bring together the most compelling companies with the nation's top institutional investors and analysts. This year's event features a long list of companies from a number of growth industries, including technology, business and financial services, consumer, digital media, clean technology and life sciences. The format has been designed to give attendees direct access to senior management via company presentations, Q&A sessions and one-on-one meetings. Follow the Gateway Conference on Twitter and join the conversation using the #GatewayIRConference hashtag. For more information, visit gatewayir.com/conference.

About Points International Ltd.

Points (TSX: PTS) (NASDAQ: PCOM) is a trusted partner to the world's leading loyalty programs, using a unique Loyalty Commerce Platform to build, power, and grow new ways for members to get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs around the world. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit company.points.com.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com